UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-54303

CUSIP Number: 501862106

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

☐ Form N-CSR

For period ended:	September 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Li3 Energy, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	Marchant Pereira 150, Oficina 803

City, State and Zip Code:	Providencia, Santiago de Chile, CHILE

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (the “Report”) by the prescribed date of November 14, 2012, because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable effort or expense.  The registrant intends to file the Report within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David M. Zlotchew	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes       ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Results of Operations for three months ended September 30, 2012 compared to 2011

The following is a comparison of our results of operations for the three month periods ended September 30, 2012 and 2011.

Revenues

We had no revenues during the three months ended September 30, 2012 and 2011.

Exploration expenses

During the three months ended September 30, 2012 and 2011, we incurred exploration expenses of $352,921 and $468,242, respectively. The expenses incurred during the three months ended September 30, 2012 relate to our efforts to obtain the environmental permits that will allow us take the project to a feasibility stage.

General and administrative Expenses

We incurred total general and administrative expenses of $1,144,205 for the three months ended September 30, 2012 compared to $1,250,196 for the three months ended September 30, 2011, a $105,991 decrease, which comprised of:

•	Professional fees-legal decreased by $120,195 primarily due to $135,000 of fees recorded for the period ended September 30, 2011 related to the POSCO capital raise dated August 24, 2011;

2

•	Wages and salaries expense increased by $174,426 due to hiring of additional staff after the period ended September 30, 2011, including a full time CFO and Vice President and redundancy payments;
•	Travel expenses decreased by $132,931 due to the decrease in investor relations activities and the decrease in seeking sources of funding due to the closing of the second tranche of funding with POSCO;
•	Stock based compensation decreased by $54,028 primarily due to a decrease in the amount of unvested options and common stock which remain to be amortized as amounts granted earlier are fully amortized;
•	Marketing and investor relations decreased by $20,444, which was primarily due to the decrease in investor relations activities and the efforts of the Company to control costs;
•	Professional fees-others decreased by $45,181 primarily due to a reduction in the use of outside professionals;
•	Professional fees-finance/accounting increased by $50,090 due primarily to the increasing complexity of the entity which required more accounting services;
•	Board of Directors fees increased by $61,000 due to the approval of fees to be paid to the Board of Directors in 2012;
•	Professional fees-audit decreased by $27,045 due primarily to completion of the audit at a later date for the year ended June 30, 2012 compared to that of the prior period, which resulted in more audit fees being incurred after September 30, 2012 than after September 2011;
•	Filing fees increased by $32,213 mainly due to the Form S-1 filings during the year 2012, XBRL requirements which started during 2012 and an increase in press release activities in 2012;

Loss on settlement

The Company recorded a loss on settlement of $5,816 as a result of settlement agreements with respect to an aggregate of $390,336 of obligations, under which the Company issued an aggregate of 5,825,761 shares of the Company’s common stock, valued at $396,152.

Other (Income) Expense

Other expense for the three months ended September 30, 2012, was $72,961 compared to other income in the amount of $5,558,418 for the three months ended September 30, 2011. The decrease in other income was primarily due the change in loss on debt extinguishment, recognition of change in fair value of warrant derivative liabilities, warrant modification expense, and the change in interest expense.

Loss on Debt Extinguishment

We recognized a loss on debt extinguishment of $37,235 compared with a loss on debt extinguishment of $841,752 for the three months ended September 30, 2012 and 2011, respectively. The differences related to the difference in the terms of existing debt compared to debt under the modified terms of the debt agreements.

Change in Fair Value of Derivative Liability – Warrant Instruments

We recognized an unrealized gain from the change in the fair value of the derivative liability related to our outstanding warrant instruments of $243,205 during the three months ended September 30, 2012 compared to an unrealized gain of $7,460,155 during the three months ended September 30, 2011. The unrealized gain in the quarter ended September 30, 2011 was partially offset by a realized loss of $511,511 on the settlement of a portion of the warrant derivative liability due to the exercise of certain warrants during such period. The change in fair value of our derivative warrant liability has no impact on our cash flows from operations.

Warrant Modification Expense

We recognized warrant modification expense in conjunction with the closing of POSCAN’s second tranche of investment on August 17, 2012, when the Company adjusted the exercise price of the warrants previously issued to POSCAN from $0.40 to $0.21 per share. The incremental value of the warrants before and after the modification was $171,150 and was reported as current period expense. There were no warrant modifications during the three months ended September 30, 2011.

3

Interest Expense

Net interest expense amounted to $172,515 and $533,489 during the three months ended September 30, 2012 and 2011, respectively. The decrease in interest expense was primarily a result of amortization of the debt discount and deferred financing costs on the zero coupon convertible notes of $532,260 during the three months ended September 30, 2011, partially offset by the increase in interest for the three months ended September 30, 2012 due to interest on registration rights penalties of $23,321, interest on notes payable entered into during 2012 of $46,622, and interest on employees’ insurance due to late payments totaling $37,601.

Gain on Foreign Currency Transactions

During the three months ended September 30, 2012 and 2011, we recorded gains on foreign currency transactions of $64,734 and losses on foreign currency transactions of $14,985 respectively, and such activity related to our operations in Peru and Chile.

Net income (loss)

Net loss for the quarter ended September 30, 2012 was $1,575,903, compared to net income of $3,839,980 for the quarter ended September 30, 2011.  The change is primarily due to: a decrease in unrealized gain on the change in fair value of derivative liabilities - warrant instruments to $243,205 in the quarter ended September 30, 2012 from $7,460,155 in the quarter ended September 30, 2011; and an increase in loss on settlements, net, and warrants modification expense from $-0- during the quarter ended September 30, 2011 to $5,816 and $171,150, respectively, during the quarter ended September 30, 2012. These changes were partially offset by: a realized loss on the change in fair value of warrant instruments of $511,511 during the quarter ended September 30, 2011, compared to $-0- in the quarter ended September 30, 2012; decreases in exploration expenses, general and administrative expenses, loss on debt extinguishment and interest expense to $352,921, $1,144,205, $37,235 and $172,515, respectively, during the quarter ended September 30, 2012 from $468,242, $1,250,196, $841,752 and $533,489, respectively, during the quarter ended September 30, 2011; and a gain on foreign currency transactions of $64,734 in the quarter ended September 30, 2012 compared to a loss on foreign currency transactions of $14,985 in the quarter ended September 30, 2011.

Net Loss Attributable to Non-Controlling Interest

During the quarters ended September 30, 2012 and 2011, the net loss attributable to non-controlling interests was $144,448 and $-0-, respectively.   This represents the non-controlling interest’s share of expenses relating to the preservation and exploration of the mining concessions owned by the Maricunga Companies.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

4

Li3 Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 15, 2012	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer

5